

09042259

SEC Processing Section

AUG 27 2009

Washington, DC
121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8 - 47393 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/08___ AND ENDING ___06/30/09___
                                    MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Lewis Financial Group, L.C.**

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___8658 Business Park Drive, Suite 200___
                                    (No. and Street)

| ___Shreveport___ | ___Louisiana___ | ___71105___ |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___T. Craig Lewis, III___                        ___(318) 797-0447___
                                                  (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Brad A. Kinder, CPA**
                            (Name – if individual, state last, first, middle name)

| **815 Parker Square** | **Flower Mound** | **Texas** | **75028** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

# OATH OR AFFIRMATION

I, <u>Thomas C. Lewis, III</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Lewis Financial Group, L.C.**, as of <u>June 30</u>, 20 <u>09</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>NONE</u>

_____

_____

_____

_____
Signature

_____
Mgr.
Title

<u>Debbie Case #1899</u>
Notary Public

Debbie Case, Notary Public
Caddo Parish, Louisiana
My Commission is for life.

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

# BRAD A. KINDER, CPA

## CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Lewis Financial Group, L.C.

We have audited the accompanying statement of financial condition of Lewis Financial Group, L.C. as of June 30, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Financial Group, L.C. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Brad A. Kinder CPA*

BRAD A. KINDER, CPA

Flower Mound, Texas
August 25, 2008

1

# LEWIS FINANCIAL GROUP, L.C.
## Statement of Financial Condition
### June 30, 2009

## Assets

| | | |
|---|---|---|
| Cash | $ | 9,518 |
| Commissions receivable | | 29,448 |
| Marketable securities | | 17,048 |
| Clearing deposit | | 10,001 |
| **TOTAL ASSETS** | $ | 66,015 |

## Liabilities and Members' Equity

Liabilities

| | | |
|---|---|---|
| Accrued expenses | $ | 14,033 |
| Members' Equity | | 51,982 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 66,015 |

**LEWIS FINANCIAL GROUP, L.C.**
**Statement of Income**
**Year Ended June 30, 2009**

## Revenue

| | | |
|---|---|---:|
| Commissions | $ | 374,832 |
| Service fees | | 20,573 |
| Interest | | 640 |
| | | |
| Total Revenue | | 396,045 |

## Expenses

| | |
|---|---:|
| Auto | 24,731 |
| Compensation and related costs | 135,819 |
| Clearing costs | 5,656 |
| Communications | 16,190 |
| Insurance | 5,691 |
| Occupancy | 24,486 |
| Promotion | 20,830 |
| Professional fees | 2,000 |
| Regulatory fees | 2,824 |
| Travel | 15,050 |
| Other expenses | 8,447 |
| | |
| Total Expenses | 261,724 |

Income before other loss     134,321

**Other loss**

| | |
|---|---:|
| Unrealized loss on marketable securities | (4,192) |

NET INCOME     $    130,129

See notes to financial statements.     3

# LEWIS FINANCIAL GROUP, L.C.
## Statement of Changes in Members' Equity
### Year Ended June 30, 2009

| | | |
|---|---|---:|
| Members' equity, June 30, 2008 | $ | 88,853 |
| Net income | | 130,129 |
| Members' distributions | | (167,000) |
| Members' equity, June 30, 2009 | $ | 51,982 |

See notes to financial statements.                4

**LEWIS FINANCIAL GROUP, L.C.**
**Statement of Cash Flows**
**For the Year Ended June 30, 2009**

**Cash Flows From Operating Activities:**

| | |
|---|---:|
| Net income | $ 130,129 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Unrealized loss on marketable securities | 4,192 |
| Change in assets and liabilities | |
| Increase in commissions receivable | (1,268) |
| Decrease in clearing deposit | 11 |
| Increase in accrued expenses | 12,845 |
| Net cash provided by operating activities | 145,909 |

**Cash Flows From Financing Activities:**

| | |
|---|---:|
| Distributions to members | (167,000) |
| Net cash used in financing activities | (167,000) |
| Net change in cash | (21,091) |
| Cash at beginning of year | 30,609 |
| **CASH AT END OF YEAR** | $ 9,518 |

**Supplemental Disclosures of Cash Flow Information:**

There was no cash paid during the year for interest or income taxes.

**LEWIS FINANCIAL GROUP, L.C.**
**Notes to Financial Statements**

**Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>**

Nature of Business:

Lewis Financial Group, L.C. (Company) was organized in May 1994 as a limited liability company pursuant to the Louisiana Limited Liability Company Law. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The majority of the Company's customers are individuals located in northwest Louisiana.

Significant Accounting Policies:

<u>Basis of Accounting</u>

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Marketable Securities</u>

Marketable securities are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

<u>Securities Transactions</u>

Security transactions and the related commission revenues and expenses are recorded on the trade date.

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

**Note 2 - Net Capital Requirements**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009, the Company had net capital and net capital requirements of $20,228 and $5,000, respectively. The Company's net capital ratio was 0.69 to 1.

**Note 3 - Marketable Securities**

Marketable securities consist of 800 shares of common stock of the Nasdaq Stock Market, Inc. with a fair value of $17,048, cost of $12,800 and accumulated unrealized gains of $4,248 at June 30, 2009. The unrealized loss for the year ended June 30, 2009 was $4,192.

**Note 4 - Disclosure of Fair Value Measurements**

The Company adopted the Statement of Financial Accounting Standards No. 157 ("FAS 157"), *Fair Value Measurements*, on July 1, 2008. FAS 157 requires the Company to classify its assets and liabilities into three levels based on the method used to value the assets or liabilities. Level 1 values are based on quoted prices in active markets for identical securities. Level 2 values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in active markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the securities. The valuation levels are not necessarily an indication of the risk or liquidity associated with the underlying investment.

The following table presents the Company's valuation levels as of June 30, 2009:

| | |
|---|---|
| Level 1 – Quoted prices | $ 17,048 |
| Level 2 – Other significant observable inputs | - |
| Level 3 – Significant unobservable inputs | - |
| Total | $ 17,028 |

**Note 5 - <u>Transactions with Clearing Broker/Dealer</u>**

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $10,000 as a deposit in account with the clearing broker/dealer.

**Note 6 - <u>Related Party Transactions</u>**

The Company earned service fees from a related party limited partnership, totaling $20,573.

The Company paid its managing member rent on another office facility totaling $10,386.

**Note 7 - <u>Off-Balance-Sheet Risk</u>**

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

**Note 8 - <u>Subsequent Events</u>**

A capital distribution of $10,000 was made to one of the Company's members during July of 2009.

The Company has evaluated subsequent events through August 25, 2009, the date which the financial statements were issued.

**Schedule I**

**LEWIS FINANCIAL GROUP, L.C.**
**Computation of Net Capital and Aggregate**
**Indebtedness Pursuant to Rule 15c3-1**
**June 30, 2009**

| | |
|---|---:|
| Total members' equity qualified for net capital | $ 51,982 |
| | |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Commissions receivable | 28,237 |
| Clearing deposit | 1 |
| | |
| Total deductions and/or charges | 28,238 |
| | |
| Net capital before haircuts on securities positions | 23,744 |
| | |
| Haircuts on securities: | |
| Marketable securities | 3,516 |
| | |
| Net Capital | $ 20,228 |
| | |
| Aggregate indebtedness | |
| | |
| Accrued expenses | $ 14,033 |
| | |
| Total aggregate indebtedness | $ 14,033 |
| | |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $5,000 or | |
| 6 2/3% of aggregate indebtedness) | $ 5,000 |
| | |
| Net capital in excess of minimum requirement | $ 15,228 |
| | |
| Ratio of aggregate indebtedness to net capital | 0.69 to 1 |

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2009 as filed by LEWIS FINANCIAL GROUP, L.C. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Lewis Financial Group, L.C.

In planning and performing our audit of the financial statements of Lewis Financial Group, L.C. (the Company), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Brad A. Kinder CPA*

BRAD A. KINDER, CPA

Flower Mound, Texas
August 25, 2008